

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2017

Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals, Inc.
3 Bethesda Metro Center
Suite 700
Bethesda, MD 20814

> **Re: Cannabics Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2017**
> **File No. 333-216845**

Dear Mr. Borochov:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 21, 2017

Incorporation of Certain Information by Reference, page 13

1.   Please incorporate by reference your Form 8-K filed December 13, 2016.

General

2.   Please provide the signature of your controller or principal accounting officer. If Mr. Ben-Or is signing in this capacity, please revise his signature line accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at 202-551-3170 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: David E. Price, Esq.